===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -----------------------


                                    FORM 8-A
                               (Amendment No. 1)
               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934




                            THE LIBERTY CORPORATION
-------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

             South Carolina                                57-0507055
--------------------------------------------   --------------------------------
  (State of incorporation or organization)     (IRS Employer Identification No.)

              P.O. Box 789
         Wade Hampton Boulevard
       Greenville, South Carolina                            29602
--------------------------------------------   --------------------------------
 (Address of principal executive offices)                  (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:



            Title of each class                Name of each exchange on which
            to be so registered                each class is to be registered
--------------------------------------------   --------------------------------
     Series A Participating Cumulative             New York Stock Exchange
       Preferred Stock Purchase Rights


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
-------------------------------------------------------------------------------
                                (Title of Class)


===============================================================================

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Amendment No. 1 amends the Registrant's registration statement on Form 8-A dated August 10, 1990 in connection with the Registrant's listing of the Preferred Share Purchase Rights on the New York Stock Exchange.

     This Amendment No. 1 is being filed to amend and restate Item 1 to this Registration Statement and include as an exhibit to this Registration Statement Amendment No. 1 dated as of June 1, 1999, Amendment No. 2 dated as of May 2, 2000 and Amendment No. 3 dated as of June 20, 2000, in each case amending the Rights Agreement dated as of August 7, 1990. Except as amended hereby, there are no other changes to this Registration Statement.

   Item 1.  Description of Registrant's Securities to be Registered.

     Item 1 of this Registration Statement is hereby amended and restated in its entirety to read in full as follows:

     On August 7, 1990, the Board of Directors of The Liberty Corporation (the "Company") declared a dividend of one right (each a "Right", collectively, the "Rights") for each outstanding share of common stock, no par value (the "Common Stock"), of the Company to common shareholders of record at the close of business on September 6, 1990 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Participating Cumulative Preferred Stock, no par value (the "Preferred Stock"), at a purchase price of $150.00 per Unit (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of August 7, 1990, as amended as of June 1, 1999 (replacing The Bank of New York as Rights Agent with American Stock Transfer & Trust Company) and as further amended as of May 2, 2000 and June 20, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent (as amended, the "Rights Agreement").

     Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate Right certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) the tenth day after the date (the "Stock Acquisition Date") of the first public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) and (ii) the tenth business day (or such later day as may be designated prior to the occurrence of a Section 11(a)(ii) Event (as hereinafter defined) by action of the Board of Directors) after the date of the commencement of a tender or exchange offer by any person, if, upon consummation thereof, such person would become an Acquiring Person.

     An "Acquiring Person" means any person who, together with all affiliates and associates of such person, on any date after August 7, 1990, becomes the beneficial owner of 20% or more of the shares of Common Stock then outstanding, but shall not include an Exempt Person (as hereinafter defined); provided, however, that (a) if the Board of Directors of the Company determines (whether prior to or after the date that, in the absence of such determination, would be a Distribution Date) in good faith that a person who would otherwise be an "Acquiring Person" became such inadvertently (including, without limitation, because (i) such person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such person to be an "Acquiring Person" or (ii) such person was aware of the extent of its beneficial ownership of Common Stock but had no actual knowledge of the consequences of such beneficial ownership under the Rights Agreement) and without any intention of changing or influencing control of the Company, and if such person as promptly as practicable (as determined, in good faith, by the Board of Directors of the Company) divested or divests itself of beneficial ownership of a sufficient number of shares of Common Stock so that such person would no longer be an "Acquiring Person", then such person shall not be deemed to be an "Acquiring Person" for any purposes of the Rights Agreement and (b) no person shall become an "Acquiring Person" as the result of (i) an acquisition of shares of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares of Common Stock beneficially owned by such person to 20% or more of the shares of Common Stock then outstanding,
(ii) an increase in the proportionate number of shares of Common Stock beneficially owned by such person to 20% or more of the Common Stock of the Company then outstanding (w) pursuant to a will or to the laws of descent and distribution, (x) by reason of any direct or indirect transfer to a member of the transferor's immediate

                               Page 2 of 6 Pages
family or to a trust for the benefit of a member of the transferor's immediate family (a "Transferee Trust"), (y) in connection with any divorce decree or settlement or (z) by reason of a direct or indirect transfer of shares of Common Stock held on the date of the Rights Agreement by any trust or at any time by a Transferee Trust to any beneficiary of any such trust; or (iii) as a result of any acquisition by such person of shares of Common Stock pursuant to any employee benefit plan of the Company or any subsidiary of the Company; provided further, however, that if a person shall become the beneficial owner of 20% or more of the shares of Common Stock then outstanding by reason of any of the transactions specified in the foregoing clauses (a) or (b) and shall thereafter beneficially own any additional shares of Common Stock (other than as specified in the foregoing clause (a) or (b) or pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock or pursuant to a split or subdivision of the outstanding Common Stock), then such person shall be deemed to be an "Acquiring Person" unless upon becoming the beneficial owner of such additional shares of Common Stock such person does not beneficially own 20% or more of the shares of Common Stock then outstanding; provided further, however, that neither Royal Bank of Canada nor any Affiliate of Royal Bank of Canada shall be deemed to have "Beneficial Ownership" of or to "beneficially own" or to be a "Beneficial Owner" of any securities of the Company for purposes of this Agreement solely by reason of either (x) that certain Purchase Agreement by and between the Company and Royal Bank of Canada, dated as of June 19, 2000 or (y) those certain voting agreements between Royal Bank of Canada and certain of the Company's shareholders entered into in connection with the transactions contemplated by the Purchase Agreement..

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 7, 2010, unless previously redeemed by the Company, as described below.

     As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights.

     If at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price. If a person or group of affiliated or associated persons becomes an Acquiring Person, proper provision will be made so that each holder of a Right, other than Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Purchase Price.

     The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if the holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                               Page 3 of 6 Pages

     The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right by the Board of Directors at any time until the occurrence of a
Section 11(a)(ii) Event or the expiration date.

     Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate, and thereafter the only right of the holders of Rights will be to receive shares of Common Stock or the redemption price, as the case may be.

     "Exempt Person" means the Company or any subsidiary of the Company, in each case including, without limitation, in its fiduciary capacity, or any employee benefit plan of the Company or of any subsidiary of the Company, or any entity or trustee holding Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or of any subsidiary of the Company.

     "Section 11(a)(ii) Event" means an event, as the result of which, a person, acting alone or together with its affiliates, becomes an Acquiring Person.

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

     Prior to the Distribution Date, the Rights Agreement may be amended in any respect. After the Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders.

     As of August 8, 1990 there were 7,826,863 shares of Common Stock outstanding, no shares in the Company's treasury and 866,575 shares reserved for issuance under the Company's stock option plans. Each outstanding share of Common Stock on the Record Date received one Right. Shares of Common Stock issued after the Record Date and prior to the Distribution Date will be issued with a Right attached so that all shares of Common Stock outstanding prior to the Distribution Date will have Rights attached. 140,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person that attempts to acquire the Company without a condition to such an offer that a substantial number of the Rights be acquired or that the Rights be redeemed or declared invalid. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above.

     The foregoing description of the Rights Agreement is qualified in its entirety by reference to the full text of the Rights Agreement, Amendment No. 1 to the Rights Agreement, Amendment No. 2 to the Rights Agreement and Amendment No. 3 to the Rights Agreement, which are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively, and incorporated herein by reference.

     Item 2.  Exhibits

     Item 2 of this Registration Statement is hereby amended by adding the following new exhibits:

3. Amendment No. 1, dated as of June 1, 1999, to the Rights Agreement dated as of August 7, 1990 between The Liberty Corporation and American Stock Transfer & Trust Company, as Rights Agent (replacing The Bank of New York as Rights Agent with American Stock Transfer & Trust Company).


                               Page 4 of 6 Pages

4. Amendment No. 2, dated as of May 2, 2000, to the Rights Agreement dated as of August 7, 1990 between The Liberty Corporation and American Stock Transfer & Trust Company, as Rights Agent.

5. Amendment No. 3, dated as of June 20, 2000, to the Rights Agreement dated as of August 7, 1990 between The Liberty Corporation and American Stock Transfer & Trust Company, as Rights Agent.


                               Page 5 of 6 Pages

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                THE LIBERTY CORPORATION


                                By: /s/ Martha G. Williams
                                   ----------------------------------
                                   Martha G. Williams
                                   Vice President, General Counsel and Secretary

October 12, 2000


                               Page 6 of 6 Pages